IGENAPPS INC.

Financial Statements with Independent
Accountants' Review Report

December 31, 2015

IGENAPPS INC.

Financial Statements

December 31, 2015

Table of Contents



LPG
Certified Public Accountants
& Business Consultants

A Member Firm of DFK International

Independent Accountants' Review Report

The Board of Directors and Stockholders of
iGenApps Inc.

We have reviewed the accompanying financial statements of iGenApps Inc. (the "Company"), which comprise the balance sheet as of December 31, 2015, and the related statements of operations and stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

July 28, 2016

Stamp No. 2737618 of the Puerto Rico Society of Certified Public Accountants was affixed to the record copy of this report.

LPG CPA, P.S.C.

PMB 516, 1353 Ave Luis Vigoreaux, Guaynabo, PR 00966 | Tel: 787.793.1616 | Fax 787.793.1620

IGENAPPS INC.

Balance Sheet

December 31, 2015

ASSETS

CASH	$	89,100

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Account payable	$	4,500
Note payable		17,055
Total current liabilities		21,555

COMMITMENT

STOCKHOLDERS' EQUITY

Common stock – authorized 15,000,000 shares of $.0001 par value;		
3,000,000 issued and outstanding		300
Additional paid-in capital		105,000
Accumulated deficit		(37,755)
Total stockholders' equity		67,545
	$	89,100

See accompanying notes to financial statements.

IGENAPPS INC.

Statement of Operations and Accumulated Deficit

Year ended December 31, 2015

Revenues	$	18,040
General and administrative expenses		(36,500)
NET LOSS		(18,460)
Accumulated deficit, beginning of year		(19,295)
Accumulated deficit, end of year	$	(37,755)

See accompanying notes to financial statements.

IGENAPPS INC.

Statement of Cash Flows

Year ended December 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(18,460)
Net cash used in operating activities		(18,460)
CASH FLOWS FROM FINANCING ACTIVITIES		
Additional paid-in capital		105,000
Net cash provided by financing activities		105,000
NET INCREASE IN CASH		86,540
CASH, BEGINNING OF YEAR		2,560
CASH, END OF YEAR	$	89,100

See accompanying notes to financial statements.

IGENAPPS INC.

Notes to Financial Statements

December 31, 2015

NOTE A – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

iGenApps Inc. (the "Company") was organized under the laws of the General Corporation Law of the State of Delaware on March 26, 2012. The Company is a software developer owner of a software as a service (SaaS). SaaS is a software licensing and delivery model in which software is licensed on a subscription basis and is centrally hosted.

A summary of the significant accounting policies followed by the Company in the preparation of its financial statements is presented to assist in understanding the Company's financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make a number of estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequence attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Subsequent Events

Management has evaluated subsequent events through July 28, 2016, the date the financial statements were available to be issued.

NOTE B – INCOME TAXES

As mentioned in note A, deferred tax assets and liabilities are recognized for the future tax consequence attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable earning during

the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax assets, projected future taxable earning, and tax planning strategies in making this assessment.

As of December 31, 2015, the Company believes that it is more likely than not that the benefit from deferred tax asset items will not be realized. In recognition of this risk, as of December 31, 2015 the Company has provided a valuation allowance for the full amount of these items. If the Company's assumptions change and it is determine that these items will be realized, the tax benefits relating to any reversal of the valuation allowance on deferred tax assets at December 31, 2015 will be accounted for as a reduction of income tax expense.

NOTE C – NOTE PAYABLE

During July 2014, the Company entered into a convertible promissory note purchase agreement from which it received the amount of $17,056 as a loan, bearing interest at the rate of 5% per annum or the maximum rate permissible by law, whichever is less, to be repaid on the two year anniversary of the note, on July 2016. As of December 31, 2015, the balance of this loan amounted to $17,056.

NOTE D – COMMITMENT

The Company entered into a warrant to purchase shares agreement with a third party to purchase from the Company up to that number of fully paid and nonassessable shares that equals 3.5% of the Company's fully-diluted capitalization, as measured and specified in the agreement. As part of this agreement, as of December 31, 2015, the company owes $4,500 included in account payable.

NOTE E – CONCENTRATION OF CREDIT RISK

The financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash in bank in the ordinary course of business.

During the year ended on December 31, 2015 the Company maintained its cash account at a high credit quality financial institution. The account is insured by the Federal Deposit Insurance Company (FDIC) up to $250,000. As of December 31, 2015 cash in bank did not exceed the federal insured limits.